Fona, Inc.

2575 Pearl St. Ste. 220

Boulder, CO   80302

February 15, 2013

VIA E-Mail

Ms. Linda Cvrkel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC  20549

RE:

Fona, Inc.

Form 10-K, for the year ended December 31, 2011

Filed March 30, 2012

File No.: 000-54129

Ladies and Gentlemen:

Fona, Inc. (the “Company”) responds to the comments raised by the staff of the Commission in the letter dated November 13, 2012, from Linda Cvrkel to Chloe DiVita, Chief Financial Officer of the Company. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.

Item 9A. Controls and Procedures, page 23

1.

We note from your response to our prior comment 1 that despite the material weaknesses identified, your principal executive officer and principal financial officer concluded that, as of the period covered by the Form 10-K, your disclosure controls and procedures were effective at the reasonable assurance levels due to your limited level of activities. However, in light of the fact that the material weaknesses identified appear to effect disclosure controls and procedures, we believe it would be difficult to overcome the conclusion that disclosure controls and procedures were also no effective. Please revise to change your conclusion regarding the effectiveness of disclosure controls and procedures, or alternatively, provide us additional detailed information regarding why you believe your disclosure controls and procedures were effective at December 31, 2011.

Response:

In response to the Staff’s comment, the Company has reviewed the conclusion regarding the effectiveness of disclosure controls and procedures and has revised the disclosure as requested.  While, due to fact that the Company’s accounting transactions are limited to paying expenses approved by the Board of Directors with funds provided by related parties for the purpose of paying the approved expenses, management believes its controls and procedures are reasonably effective, notwithstanding the noted

Fona, Inc.

2575 Pearl St. Ste. 220

Boulder, CO   80302

deficiencies, the disclosure has been revised as requested. The Company will be filing an amended 10-K no later than February 27, 2013. The Company will also prepare and file amended 10-Qs for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 no later than March 8, 2013.

Exhibits 31.1, 31.2 and 31.3 Rule 302 Certifications

Exhibits 32.1, 32.2 and 32.3 Rule 906 Certifications

2.

We note from your response to our prior comment 2 that you intend to file an amended Form 10-K with revised exhibits to appropriately date the Rule 302 and Rule 906 Certifications. Please file the amended Form 10-K.

Response:

In response to the Staff’s comment, the Company has prepared an amended 10-K for December 31, 2011 and will be filing it with the SEC no later than Friday, March 8, 2013.

The Company acknowledges that

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned by telephone at 303.499.6000 x 108.

Sincerely yours,

/s/ Michael Friess

Michael Friess

2